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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.


Following is an email message that Michael Capellas, Compaq Chairman and CEO, sent to Compaq employees on March 5, 2002. Compaq has also posted the message to its internal intranet.

The proposed merger between Compaq and HP passed another important milestone on Tuesday. Institutional Shareholder Services (ISS), which advises institutional investors on corporate governance and other issues, formally recommended that its clients who own shares in HP vote in favor of the merger. A recommendation on how Compaq shareholders should vote is expected in a few days.

ISS' recommendation is a significant endorsement of the compelling strategic value of the merger, and it gives us added momentum as we move toward our respective shareholder votes in two weeks.

The management teams of both companies worked closely with ISS analysts during the past several weeks. After a thorough and thoughtful study of the merger -- and many hours spent listening to both sides in the proxy fight -- ISS concluded that the merger is "an excellent means of maximizing shareholder value."

"The Compaq merger is predicated very much on the longer-term value created by a combination," ISS wrote. "We believe that management has provided reasonable assurance, in the form of its integration planning, that the merger can be successfully executed and this long-term value can be achieved."

We also expect a decision soon -- perhaps this week -- from the Federal Trade Commission, which has been reviewing the merger and its impact on the competitive environment.

Although the ISS recommendation does not guarantee that we will win the shareholder votes, it will influence the decisions of some key institutional investors. In a hotly contested proxy fight, that can make a big difference.

As pleased as we are with the ISS decision, we're not taking anything for granted. Carly and I will continue to meet with large shareholders to explain the significant value of the merger and the substantial progress we have made in planning the integration of the two companies.

Both companies are aggressively seeking the support of another important group of shareholders -- retail investors, who hold shares in their own names or through brokers. They represent about 30 percent of Compaq's overall shareholders and 25 percent of HP's.


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Those of you who own Compaq stock -- either through your 401(k) accounts, the
Employee Stock Purchase Plan or in individual accounts -- have already received two mailings -- the joint proxy/prospectus and a follow-up letter encouraging you to vote for the merger. If you also own HP shares, you've received additional mailings.

If you haven't already voted, I urge you to vote right away. Management and the Compaq Board of Directors recommend that you vote for the merger. Voting instructions are included with your proxy material. You will also find the answers to some commonly asked questions about the proxy voting process at http://inline.compaq.com/hr/eecomm/fbt/intQA.asp.

                             A STRONGER COMPETITOR

Clearly the debate over the merger has become more heated with each passing day, and you can expect that to continue right up to the special shareholder meetings -- March 19 for HP and March 20 for Compaq. But this remains a very compelling deal for both companies.

First, the information technology industry is undergoing rapid and fundamental changes, and we want to lead that change. By combining two innovative companies with complementary strengths, Compaq and HP will create a much stronger competitor -- one that can deliver superior value to customers, shareholders and employees, as well as one that will compete more successfully in a changing IT market.

Together, we will have a leading position in key growth markets, including servers, storage, personal systems, imaging and printing, management software, and global services. Just consider the server market alone. The combined company will be the market share leader in Windows-based servers, Linux servers, UNIX servers and fault tolerant systems.

We will deliver integrated solutions that build on the strengths of our products, services and partnership. We will be able to innovate better and grow faster than either company could alone. And we will double the size of our sales force, increasing account coverage and sales opportunities worldwide. As a result, we will be a more strategic partner for our customers.

Second, we expect immediate and substantial financial benefits that will increase shareholder value. The cost synergies that we have identified -- using very conservative assumptions -- will result in $2.5 billion in annualized cost savings by 2004. These savings represent $5-$9 in net present value per share of the combined company. We will also increase earnings stability through a powerful stream of recurring profits, particularly in the new company's services and imaging and printing businesses. Together, these two businesses deliver more than $3.5 billion a year in operating profits.

In addition to the immediate financial benefits, the merger builds on the strategy we outlined last June to become the leading IT solutions provider. That strategy has three key objectives:

     o  Expand our enterprise capabilities
     o  Grow and achieve critical mass in global services
     o Improve the economics of our PC business while also driving innovation around new access categories and devices.

The combined company will have the same three objectives, but it gives us an opportunity to accelerate our strategy by at least two years.

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                                  INTEGRATION

One of the biggest issues for investors is our ability to integrate two large global companies. Although we don't underestimate the complexity of the task, I am very pleased with the progress we've made on integration planning. More than 600 people are now involved in the integration planning process. As a result of their efforts, we will be prepared to execute as a combined company on Day 1.

In fact, ISS was particularly impressed with the integration process. "It is hard to remain unimpressed in the face of such enthusiastic attention paid to the integration effort. Half a million man-hours of work has thus far been devoted to integration planning, which surely makes the HP-Compaq [merger] one of the most exhaustively planned combinations ever."

After the merger closes, we will announce the remainder of the senior management structure -- completing the top three levels. We will also name the top 100 account managers and the top 50 country managers.

During the first 30 days, we will roll out our product roadmaps, with detailed, three-year plans for each product.

Within the first 90 days, we will communicate restructuring plans and targets in those parts of the company where business conditions and local and/or national laws permit. Restructuring plans and decisions may take longer in some parts of the business than in others.

I know that you have a lot of questions about how this process will work and how job selections will be made. Later this week, we will communicate in more detail about the selection process. We won't be able to answer all of your questions right away -- particularly as they relate to individual jobs and responsibilities -- but we will provide more information on how those decisions will be made.

The challenge we have during the next two weeks is to stay focused on our business. It will be easy to get distracted as the shareholder votes get closer and the proxy fight heats up even more. But it is absolutely essential that we deliver on our financial targets for the quarter. Most important of all, we must stay close to our customers. We want to make sure that they have no doubts about our commitment to their success -- regardless of the outcome of the shareholder votes. I know I can count on each of you to do your part.

Michael



For more information on the proposed merger, please go to http://inline.compaq.com/legal/Law/General/mcc_legend_425.asp#425.



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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.